UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Drop Delivery Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       California

       Date of Organization:

       June 14, 2019

Physical Address of Issuer:

2554 Lincoln Blvd. #405, Venice, CA 90921, United States

Website of Issuer:

www.dropdelivery.com

Current Number of Employees:

2

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$22,504	$26,161
Cash & Cash Equivalents	$14,705	$19,151
Accounts Receivable	$1,088	$7,010
Current Liabilities	$218,481	$230,225
Long-term Debt	$14,101	$36,482
Revenues/Sales	$1,108,633	$739,264
Cost of Goods Sold	$214,308	$226,441
Taxes Paid	$0	$800
Net Income/(Net Loss)	$(64,636)	$(803,206)

*The Company's financials are for the years-ended January 31, 2023 and January 31, 2022, respectively.

Table of Contents

FORM C-AR

ABOUT THIS FORM C-AR..1

FORWARD-LOOKING STATEMENTS 1

OTHER INFORMATION...2

   Bad Actor Disclosure...2

SIGNATURE 3

EXHIBIT A: Annual Report

SUMMARY 5

   The Company 5

RISK FACTORS...6

   Risks Related to the Company's Business and Industry...6

BUSINESS...11

   Description of the Business 11

   Business Plan 11

   The Company's Products and/or Services 11

   Competition 12

   Customer Base 12

   Intellectual Property 12

   Governmental/Regulatory Approval and Compliance..12

   Litigation 13

DIRECTORS, OFFICERS, AND MANAGERS 13

   Indemnification 14

CAPITALIZATION, DEBT AND OWNERSHIP 15

   Capitalization...15

   Debt 16

   Previous Offerings of Securities 18

   Ownership..18

FINANCIAL INFORMATION..19

   Operations..19

   Cash and Cash Equivalents...19

   Liquidity and Capital Resources...19

   Capital Expenditures and Other Obligations 19

   Material Changes and Other Information 19

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 20

EXHIBIT B: Financials 21


April 25, 2023

Drop Delivery Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Drop Delivery Inc. ("**Drop Delivery,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.dropdelivery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Vanessa Gabriel
_____
(Signature)

Vanessa Gabriel
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Vanessa Gabriel
_____
(Signature)

Vanessa Gabriel
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

/s/Marc Lopez
_____
(Signature)

Marc Lopez
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

/s/Jade Gabriel
_____
(Signature)

Jade Gabriel
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 25, 2023

Drop Delivery Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Drop Delivery is a SaaS based logistics and delivery software company that enables small-to-enterprise level cannabis delivery companies to advertise, distribute, and deliver their cannabis-related consumer products in accordance with state regulation. The Company replaces multiple software vendors for dispensary and delivery companies´ day-to-day operations via SaaS related software that provides a turnkey delivery management solution. Platform benefits include increased sales and retention, CRM, loyalty programs and last mile delivery among others. The Company was originally formed as a California corporation on June 14, 2019 and named Drop Delivery, Inc. On October 7, 2019, the Company changed its name to Drop Technologies, Inc. On August 31, 2020, the Company changed its name back to Drop Delivery Inc.

The Company is headquartered and conducts business in California. The Company also sells its products and services through the Internet and throughout the United States and its territories, as well as Canada.

The information on the Company available on or through our website is not a part of this Form C-AR.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended January 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have limited history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our current revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if third-party vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise.

We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We face risks related to the cannabis industry.

As a company focused on the cannabis industry, our Company faces all of the risks that are unique to operating in this emerging industry. Federal law prohibits the use of cannabis, and our business is dependent on the growth of the cannabis industry. If the current, or a future, federal administration adopts policies promoting the stricter enforcement of federal law, our business would be materially adversely affected. In addition, the cannabis industry is extremely speculative. Although a number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis, it remains fully illegal in 4 states and with limitations in 7 other states (as of April 2023). Additionally, in most states the cultivation of cannabis for personal use continues to be prohibited. Active enforcement of these state laws could have a material adverse effect on our business, operations and prospects. In addition, although we do not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, it is possible that we may be accused by federal or state agencies of violating certain laws or regulations that involve cannabis as a result of the promotion through our media platforms of those companies that do cultivate, dispense or sell cannabis. An adverse finding could have a material adverse impact on our business, operations and prospects.

Disruptions to cultivation, manufacturing and distribution of cannabis in multiple states may negatively affect our ability to provide delivery and logistical services for such products.

Certain state law requires that all commercial cannabis businesses, including cultivators, dispensaries, delivery services, extractors, concentrate, edible and topical manufacturers, distributors, and testing laboratories hold a state license in order to operate. For example, the Bureau of Cannabis Control (BCC) is the lead agency in regulating commercial cannabis licenses for medical and adult-use cannabis in California, which agency is responsible for licensing retailers, distributors, testing labs, and temporary cannabis events. We currently partner with third party cultivators, extractors, manufacturers, distributors and similar businesses to provide delivery and other logistical services. Where required, these third parties may operate under licenses that have been granted by state regulators, however, no assurance can be given that our current supply chain partners will be successful in keeping such licenses. In the event any state regulator rescinds or changes the status of their licenses, our operations would be impacted and potentially cease.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. For example, Congress and/or the FDA may attempt to change the classification for marijuana and modify rules for the banking industry's ability to participate in the cannabis industry. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our success may be dependent on additional states legalizing recreational and/or medical cannabis use.

Continued development of the recreational and medical cannabis markets is dependent upon continued legislative authorization of cannabis at the state level for recreational and/or medical purposes. Any number of factors could slow or halt the progress. Furthermore, progress, while encouraging, is not assured, and the process normally encounters setbacks before achieving success. While there may be ample public support for legislative proposals, key support must be created in the relevant legislative committee or a bill may never advance to a vote. Numerous factors impact the legislative process. Any one of these factors could slow or halt the progress and adoption of cannabis for recreational and/or medical purposes, which would limit the overall available market, which could adversely impact our business, revenue and earnings.

BUSINESS

Description of the Business

Drop Delivery is a SaaS based logistics and delivery software company that enables small-to-enterprise level cannabis delivery companies to advertise, distribute, and deliver their cannabis-related consumer products in accordance with state regulation. The Company replaces multiple software vendors for dispensary and delivery companies´ day-to-day operations via SaaS related software that provides a turnkey delivery management solution. Platform benefits include increased sales and retention, CRM, loyalty programs and last mile delivery among others. The Company was originally formed as a California corporation on June 14, 2019 and named Drop Delivery, Inc. On October 7, 2019, the Company changed its name to Drop Technologies, Inc. On August 31, 2020, the Company changed its name back to Drop Delivery Inc.

The Company is headquartered and conducts business in California. The Company also sells its products and services through the Internet and throughout the United States and its territories, as well as Canada.

Business Plan

Cannabis sales in America are increasingly transacted through some form of delivery especially with the recent pandemic. In general, online shopping and delivery have been embraced by the modern consumer in verticals beyond just cannabis and cannabis companies are attempting to stay relevant in the increasingly competitive cannabis landscape. Currently some form of delivery is allowed in almost every state where recreational cannabis is legal. It is important to note, the limitations and regulations on delivery can differ dramatically from one state to another. In many states, cannabis delivery has found inroads serving seniors and patients who may be mobility impaired.

The Company was created to service the emerging cannabis delivery market. We anticipate that we will enter the restaurant delivery market as we increase our business operations, increase revenue and raise additional working capital. Through our comprehensive suite of SaaS software, we have created a turnkey delivery management solution for delivery companies or those who are looking to deliver from brick and mortar. We believe that we are the only software solution that includes Dynamic Inventory, SMS Texting, Loyalty, Last Mile, Metrc Certified, Automated Marketing Tools, Smart Deals, CRM, and Digital Payments.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Drop Delivery App	Platform to order cannabis related products via app that connects sellers with buyers and includes a CRM, loyalty program, delivery, order management, order tracking, inventory handling, and a full suite of services for both buyers and sellers. Compliant with Metrc, a required software in 15 US states.	Direct to consumer for adults of legal age eligible to purchase cannabis related products.
Drop Delivery Software	White label software to provide delivery services for cannabis software companies that need third party integrations connected to customer purchase data across Apple and Android devices.	Business to Business software for small and medium consumer product cannabis companies nationally.

DropSend	Marketing platform providing advanced messaging services including two way messaging, mass texting, data collection, MMS Marketing, extended messaging, and autoresponders.	Business to Business software for small and medium-sized businesses of any industry.

Competition

The markets for our services are highly competitive and characterized by frequent new product and services introductions, novel marketing strategies and rapid technological advances. Our competitors may employ aggressive marketing strategies or expand their product and services offerings to gain or maintain market share. Principal competitive factors important for our Company include low operating costs, lower regulatory exposure as an ancillary business to the cannabis industry, speed of onboarding new customers and minimal cost associated with onboarding customers.

Our primary competitors are Baker, Meadow, Weedmaps, Webjoint, IndicaOnline, and Jungleworks.

We believe the recent legal changes in states such as Rhode Island, Connecticut, New York, New Mexico and Virginia will create great opportunities for our company to further expand our network in North America. The marginal cost for Drop Delivery is minimal in comparison to the overall costs experienced by cannabis growers and cannabis retail operations. The costs for us to enter a new market are minimal. These costs include the replication of our technology for such markets and relatively minimal marketing dollars to grow the user base in each given area. We intend to duplicate our existing model in new markets in order to grow our business and user base.

Other companies who deal with cannabis directly have significant legal and capital barriers impeding their growth into another state. However, since we are an ancillary company, most of the current regulations and strict cannabis laws do not pertain to our operations as we do not "touch the plant." Because of the overall growth in the market and low legal barriers, we believe that growth opportunities are very significant for the foreseeable future.

Customer Base

The primary user base consists of licensed companies that sell cannabis-related products, cannabis dispensaries, and consumers in North America. As more states legalize cannabis, we believe the market can continue to expand and increase our user base nationally. Adults of legal age in states with legalized cannabis products are the primary demographic group.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

All intellectual property, such as the Company's platform, is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Vanessa Gabriel	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer, Co-Founder and Director of Drop Delivery Inc., 2019 – Present Responsible for management and general CEO responsibilities of the Company. Co-Founder, Cannabis Order Ahead, 2017- 2019 Responsible for recognizing market opportunities, forming the team and marketing and promotion	Attended University of Colorado-Boulder, 2010 - 2011; Attended University of the Pacific, 2012 - 2013
Marc Lopez	Chief Technology Officer, Co-Founder and Director	Chief Technology Officer, Co-Founder and Director of Drop Delivery Inc., 2019 – Present Responsible for managing technology development, support and general CTO responsibilities of the Company. Co-Founder, Cannabis Order Ahead, 2017 - 2019 Responsible for developing the company's strategy for using technological resources and evaluating and implementing new systems and infrastructure	Attended San Jose State University; Pursued Associates Degree, 2014 – 2016; Las Positas Community College, 2012 - 2014
Jade Gabriel	Chief Product Officer, Co-Founder and Director	Chief Product Officer, Co-Founder and Director of Drop Delivery Inc., 2019– Present Responsible for managing sales, customer experience, curriculum and customer support. Lead UI/UX designer, Cannabis Order Ahead, 2017 - 2019 Responsible for oversight and management of the product's roadmap. Lead UI/UX designer, 10 BLOCK, 2016- Present	Graduated High School, 2015

		Responsible for oversight and management of the product's roadmap.	
Quincy Taylor	Sales Director	Sales Director of Drop Delivery Inc., 2019 – Present Responsible for managing sales and customer accounts Sales Executive and Account Manager of Cannabis Order Ahead, 2017 – 2019 Responsible for managing sales and customer accounts	Attended Riverside City College, 2011 - 2012
Eduardo Bond de la Pena	Chief Financial Officer	Chief Financial Officer at Drop Delivery Inc., 2023 – Present Responsible for the financial oversight of the Company Project Finance Manager at SICE Pty Ltd. 2016-2022 Responsible for all financial performance of Projects in Australia and New Zealand. Oversight and approval of budgets, forecasts and Cash-flows; Management of the reporting team and all its functions	University of the West of England (UK), B.A., Sport Business Management, 2010 - 2013

Biographical Information

Vanessa Gabriel: Vanessa is the CEO and Co-Founder of the Company. She has founded multiple startups and recently exited in the cannabis industry with Greenlight Technologies, Inc., the first mobile order ahead app within 9 months of launching.

Marc Lopez: Marc is the CTO and Co-Founder of the Company. He is a Web developer with over 8 years of experience in established and rapidly growing industries with a focus in mobile development and data analytics. He recently exited in the cannabis industry with Greenlight Technologies, Inc.

Jade Gabriel: Jade is the Chief Product Officer and Co-Founder for the Company. She is an Award-winning UI/UX designer that has led product teams for social streaming, fashion, mobile commerce, and cannabis. Her products have grossed over $65 million in sales transactions.

Quincy Taylor: Quincy is the Sales Director for the Company. He has over six years of experience in the cannabis industry from managing dispensaries to selling enterprise software.

Eduardo Bond de la Pena: Eduardo is the Chief Financial Officer for the Company. Prior to joining the Company, Eduardo was the Project Finance Manager at SICE Pty Ltd. since 2016, where he was responsible for all financial performance of projects in Australia and New Zealand and oversaw a financial reporting team.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 90,000,000 shares of common stock, no par value (the "**Common Stock**"). As of the filing of this Form C-AR, 12,661,656 shares of Common Stock are issued and outstanding. Additionally, the Company has issued options to purchase 186,350 shares of its Common Stock to certain advisors of the Company.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,661,656
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Advisor Option to Purchase Common Stock
Shares Issuable Upon Exercise	186,350*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

*155,100 options are vested as of the date of this filing.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$205,814*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $4,035 in Crowd SAFEs issued to the Intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Advances from Co-Founder and Chief Technology Officer
Amount Outstanding	$5,146
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Co-Founder and Chief Executive Officer
Amount Outstanding	$8,235
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Shareholder Company
Amount Outstanding	$57,411
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Shareholder
Amount Outstanding	$3,100
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Stripe Loan Agreement- Celtic Bank
Amount Outstanding	$1,646
Material Terms	Stripe retains 20% of gross proceeds processed and collected through Stripe to cover principal plus fixed fee until the loan amount is paid off; Repayment made every 60 days with minimum repayment amount of $9,198 on each repayment date.
Description of Collateral	Secured
Maturity Date	December 14, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$10,000	10,000,000	N/A	June 14, 2019	Section 4(a)(2)
Common Stock	$0	1,234,874	N/A	From March 30, 2020 to March 5, 2021	Section 4(a)(2)
Advisor Option to Purchase Common Stock	N/A	186,350	N/A	July 30, 2020; September 10, 2020; February 24, 2021;	Section 4(a)(2)
Common Stock	$1,069,868	1,426,782	Product Development and General Working Capital	August 19, 2020; September 30, 2020; November 5, 2020; December 15, 2020; March 5, 2021	Reg CF
Crowd SAFE (Simple Agreement for Future Equity)	$205,814*	462	Product Development and General Working Capital	January 22, 2023	Reg. CF

*Includes $4,035 in SAFEs issued to the intermediary.

 See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of April 18, 2023, the Company had an aggregate of approximately $23,785 in cash and cash equivalents, leaving the Company with 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly cash (if any).

Liquidity and Capital Resources

In January 2023, the Company completed an offering pursuant to Regulation CF and raised $201,779.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On January 5, 2022, the Company's CTO and Co-Founder, Marc Lopez, provided an advance to the Company in the amount of $17,508. The advance does not carry an interest rate and does not have a maturity date. The current balance as of April 21, 2023 is $5,146

(b) From time to time between 2019 and 2021, the Company's CEO and Co-Founder, Vanessa Gabriel, has provided advances to the Company. These advances, net of repayments, were $23,156.36 as of January 31, 2022. The advances do not carry an interest rate and do not have a maturity date. The current balance as of April 21, 2023is $8,235

(c) A company owned by a shareholder who is the father of Vanessa Gabriel, the CEO and Co-Founder of the Company, and Jade Gabriel, Chief Product Officer and Co-Founder of the Company (the 'Shareholder Company") pays providers for services performed for the Company and the Company then repays the Shareholder Company for such amount. These obligations are short-term in nature and are non-interest bearing. The amount owed to the Shareholder Company as of January 31, 2022 was $57,411. The current amount owed to the Shareholder Company as of April 21, 2023 was $57,411. These advances do not carry an interest rate and do not have a maturity date.

(d) In December 2019, the father of Vanessa Gabriel, the CEO and Co-Founder of the Company, and Jade Gabriel, Chief Product Officer and Co-Founder of the Company, provided an advance to the Company in the amount of $3,100. The advance does not carry an interest rate and does not have a maturity date. The current amount owed to the Shareholder Company as of April 21, 2023 is $3,100

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 25, 2023

Drop Delivery Inc.



Drop Delivery

Balance Sheet

As of January 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Stripe Bank	1,525.75
Wells Fargo 9940	13,179.59
Total Bank Accounts	**$14,705.34**
Accounts Receivable	
Accounts Receivable (A/R)	1,088.10
Total Accounts Receivable	**$1,088.10**
Other Current Assets	
Due From Stripe	0.00
Prepaid Expenses - Public Relations	0.00
Prepaid Rent	6,711.21
Uncategorized Asset	0.00
Total Other Current Assets	**$6,711.21**
Total Current Assets	**$22,504.65**
TOTAL ASSETS	**$22,504.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	82,178.88
Total Accounts Payable	**$82,178.88**
Other Current Liabilities	
Accrued Expenses	9,794.66
Deferred Revenue	0.00
Deferred Revenue from Drops	7,427.97
Deferred Revenue from Subscriptions	19,696.40
Total Deferred Revenue	**27,124.37**
Direct Deposit Payable	0.00
Interest Payable	2,182.58
Other Current Liabilities	
Loan - BlueVine 20500 (deleted)	7,825.75
Loan - BlueVine 3000 (deleted)	1,023.97
Loan Payable - M. Gabriel	3,100.00
Loan Payable - Uncommon Trade	57,411.00
Loan Payable - V. Gabriel	9,673.78
Loan Payable Marc Lopez	18,166.77

Drop Delivery

Balance Sheet

As of January 31, 2023

	TOTAL
Total Other Current Liabilities	**97,201.27**
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Social Security	0.00
SS & Med - Employee	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$136,302.88**
Total Current Liabilities	**$218,481.76**
Long-Term Liabilities	
Due to/from Shareholder	0.00
Loan from Stripe	14,101.96
Total Long-Term Liabilities	**$14,101.96**
Total Liabilities	**$232,583.72**
Equity	
Additional paid-in capital	1,099,035.85
Owner's Pay & Personal Expenses	95,102.98
Retained Earnings	-1,339,581.44
Shareholder's Equity	
Preferred Stock	0.00
Total Shareholder's Equity	**0.00**
Net Income	-64,636.46
Total Equity	**$ -210,079.07**
TOTAL LIABILITIES AND EQUITY	**$22,504.65**

Drop Delivery

Profit and Loss

February 2022 - January 2023

	TOTAL
Income	
Other Income	36,482.00
Revenue	20,583.54
Refunds	-109.15
Set Up Fees	20,000.00
SMS Fees	393,910.00
Subscription Revenue	637,162.46
Tech Fees	604.89
Total Revenue	**1,072,151.74**
Total Income	**$1,108,633.74**
GROSS PROFIT	**$1,108,633.74**
Expenses	
Advertising & Marketing	
Public Relations	2,700.00
Total Advertising & Marketing	**2,700.00**
Bad Debt	9,134.69
Bank Charges & Fees	
Cash Deposit Fee	1,389.52
Monthly Fee	110.00
Other Miscellaneous Fees	38.76
Overdraft Fees	236.25
Stripe Loan Fees	7,599.42
Transaction Fees	341.02
Stripe Fees	21,804.27
Total Transaction Fees	**22,145.29**
Wire Fees	1,200.00
Total Bank Charges & Fees	**32,719.24**
Customer Support	
Intercom	2,486.96
Total Customer Support	**2,486.96**
Dues & subscriptions	
Adobe	119.88
Calendy	891.84
Canny	2,062.99
Digital Ocean	1,698.02
Docusend/ Docuhub	323.88
Figma	1,829.00
Go Daddy	546.89
Google Cloud	10,955.55

	TOTAL
Grammarly	699.75
Loom	382.23
Lucid Chart	119.40
Monday.com	2,090.00
Octopods	588.00
One Signal	108.00
Other Dues & Subscription	725.00
Pipedrive	1,060.72
Pulley	1,200.00
Quickbooks	3,570.00
Sketch	324.00
Slack	2,924.58
Typeform	420.00
UI8	159.00
Zoom	2,769.66
Total Dues & subscriptions	**35,568.39**
Interest Paid	0.00
Interest Paid - BlueVine (deleted)	4,365.47
Legal & Professional Services	
Accounting Fees	9,750.00
Audit Fees	50,444.00
Consultant - Tax	400.00
Consultant - Operation	27,500.00
Consultant - Sales	3,600.00
Consultant - SEO	16,150.00
Consultants	1,089.94
Consultants - Acazia	5,336.99
Consultants - Upwork	36,384.64
Contractors - Developers	600,850.05
Design Services	625.00
Legal Fees	9,310.00
Total Legal & Professional Services	**761,440.62**
Office expense	
Amazon Purchases	366.15
Sparkletts Water	496.92
Total Office expense	**863.07**
Office Software	
Google Voice	531.99
Other Software	54.00
Total Office Software	**585.99**

Drop Delivery

Profit and Loss
February 2022 - January 2023

	TOTAL
Other Business Expenses	
Gifts	512.16
Postage and Shipping	418.28
Total Other Business Expenses	**930.44**
Reimbursable Expenses	785.00
Rent and Occupancy	
Rent & Lease	77,737.48
Total Rent and Occupancy	**77,737.48**
Share based compensation	-484.07
Technology	
Active Campaign	2,296.00
Amazon Web Services	95,494.25
Atlassian	6,816.65
Drop Testing	3.57
Elastic Cloud	1,582.08
Google G Suite	2,433.10
Kitcaster	4,620.00
Mailchimp	686.10
Microsoft	99.99
Plivo	35,900.00
Reply.io	84.00
Routific	1,800.00
SimpleTexting	232.00
Squarespace	211.00
Telnyx	82,913.47
Twilio	53.24
Uptime Robot	96.00
Various Other Software	730.50
Zapier	1,122.53
Total Technology	**237,174.48**
Travel and Entertainment	
Airfare	1,688.73
Fuel and Car	50.50
Hotels	851.14
Meals	1,574.46
Taxi	771.11
Total Travel and Entertainment	**4,935.94**
Utilities	
Cleaning	420.00
Electric and Gas	502.74

	TOTAL
Phone & Internet Services	1,403.76
Total Utilities	**2,326.50**
Total Expenses	**$1,173,270.20**
NET OPERATING INCOME	**$ -64,636.46**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -64,636.46**